SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 11, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 11, 2018.

Buenos Aires, April 11th 2018

To

Comisión Nacional de Valores

Please find attached hereto the letter sent on the date hereof to Fondo de Garantía de Sustentabilidad – Administración Nacional de Seguridad Social (ANSES) in compliance with the information requirement related to the General and Special Shareholders’ Meeting of Banco Macro S.A. to be held on April 27th 2018.

Sincerely,

Gustavo Alejandro Manríquez

Attorney-in-fact

Buenos Aires, April 11th 2018

To

Fondo de Garantía de Sustentabilidad

Administración Nacional de la Seguridad Social (ANSES)

Mr. Pablo J. Pereyra Iraola

Tucumán 500, piso 2º

S __________/____________D

Re.: NOTE N° 2000/18

Dear Mr. Pereyra Iraola,

We write to you in reply to your request of information regarding the General and Special Shareholders’ Meeting of Banco Macro S.A. called for April 27th 2018. In that respect, please be advised as follows:

1.	Detailed description of the shareholders structure to date.

Please be advised that last February 19th we posted in the AIF the note provided for in section 62 of the Listing Rules and Regulations of the Buenos Aires Stock Exchange (MERVAL), informing the Bank’s current ownership structure for the financial statements ended December 31st 2017, to wit:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Participating Interest %
Major shareholders	10,261,879	212,457,626	222,719,505	33.26
Others	973,791	445,969,725	446,943,516	66.74
Total	11,235,670	658,427,351	669,663,021	100.00

2.	Executed copy of the Minutes of the Board of Directors’ Meeting calling the General and Special Shareholders’ Meeting.

Please be advised that the wording of the minutes of the Board of Directors’ Meeting calling a General and Special Shareholders’ Meeting for April 27th 2018 at 11 AM is available in the Financial Information Highway (or AIF for its acronym in Spanish) of the CNV or Securities and Exchange Commission of the Republic of Argentina.

3.	Current composition of the Board of Directors (regular and alternate members) including the designation dates and effective term of office.

The current composition of the Board of Directors is as follows:

NAME/S AND LAST NAME	POSITION	DESIGNATION DATE	Designation Expiry Date – Shareholders’ Meeting evaluating the Financial Statements of the fiscal year
Jorge Horacio Brito(1)	CHAIRMAN	04/26/2016	12/31/2017
Delfín Jorge Ezequiel Carballo(2)	VICE CHAIRMAN	04/26/2016	12/31/2017
Jorge Pablo Brito	REGULAR DIRECTOR	04/26/2016	12/31/2018
Carlos Alberto Giovanelli	REGULAR DIRECTOR	04/26/2016	12/31/2018
Nelson Damián Pozzoli	REGULAR DIRECTOR	04/26/2016	12/31/2018
José Alfredo Sanchez	REGULAR DIRECTOR	04/26/2016	12/31/2018
Martín Estanislao Gorosito	REGULAR DIRECTOR	04/26/2016	12/31/2018
Roberto Julio Eilbaum	REGULAR DIRECTOR	04/26/2016	12/31/2017
Mario Luis Vicens	REGULAR DIRECTOR	04/26/2016	12/31/2017
Juan Martín Monge Varela	REGULAR DIRECTOR	04/28/2017	12/31/2017
Marcos Brito	REGULAR DIRECTOR	04/28/2017	12/31/2019
Alejandro Eduardo Fargosi	REGULAR DIRECTOR	04/28/2017	12/31/2019
Delfín Federico Ezequiel Carballo	REGULAR DIRECTOR	04/28/2017	12/31/2019
Constanza Brito	ALTERNATE DIRECTOR	04/26/2016	12/31/2018
Eliseo Félix Santi(3)	ALTERNATE DIRECTOR	04/26/2016	12/31/2018
Fabián de Paul	ALTERNATE DIRECTOR	04/28/2017	12/31/2018

(1)	On leave of absence.
(2)	Vice Chairman currently acting as Chairman.
(3)	On March 8th 2018 the Board of Directors accepted the resignation submitted by Mr. Eliseo Félix Santi as Alternate Director, effective as of the date of the next meeting of shareholders.

4.	As to the following items of the Agenda, please be advised as follows:

a. (Item 2) “Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2017”. If any of such documents is not available in the Financial Information Highway (or AIF for its acronym in Spanish) of the CNV, please provide a copy of the missing documentation as duly approved and executed by the Board of Directors, Syndics and Independent Auditor, as well as any additional information backing this item of the agenda.

All the documentation provided for in section 234, subsection 1 of Law 19550 to be submitted to and evaluated by the next General and Special Shareholders’ Meeting was made available to the public in due time and manner and are currently available in the AIF.

b. (Item 3) “Evaluate the management of the Board and the Supervisory Committee”. Information regarding the administration and actions performed by the Board and by the Supervisory Committee expressly identifying its members.

The Board’s administration and the actions of the Supervisory Committee were in accordance with the provisions of the Argentine Business Company Law No. 19550, the Capital Market Act No. 26831, the Rules and Regulations of the Comisión Nacional de Valores (Argentine Securities and Exchange Commission) and the rules and regulations of the Central Bank of the Republic of Argentina (BCRA).

c. (Item 4) “Application of the retained earnings for the fiscal year ended 31 December 2017. Total Retained Earnings: AR$ 9,388,771,818.55 which the Board proposes may be applied as follows: a) AR$ 1,877,754,363.71 to Legal Reserve Fund; b) AR$ 7,511,017,454.84 to the optional reserve fund for future profit distributions, pursuant to Communication “A” 5273 issued by the Central Bank of the Republic of Argentina. Please provide information regarding the motion made by the controlling shareholder as to the application of the results of the fiscal year. In connection with the application of earnings to the optional reserve fund for future profit distribution, please inform the grounds for such motion and the reasonableness thereof, as well as any additional information you consider relevant. All this in order to evaluate the convenience of such application, instead of a motion to pay cash dividends. In addition, please determine the term within which you estimate the same will be released in order to make the distribution of dividends effective. On the other hand, please provide a statement of changes in the Optional Reserve Fund for Future Profit Distributions, if there is one. Please provide information of the current composition of such fund, its creation date and the latest transactions or operations. Finally, please specify whether the Company has any restriction applicable to profit distributions in force at the time of this Shareholders’ Meeting.

The Board’s proposal as to the application of retained earnings for the fiscal year ended 31 December 2017 was performed in compliance with Communication “A” 5273 of the Central Bank of the Republic of Argentina.

The separation of a portion of the optional reserve fund for future profit distributions in order to allow the payment of a cash dividend shall be evaluated by the Shareholders’ Meeting in due time.

Pursuant to the minutes of the General and Special Shareholders’ Meeting held on April 16th 2012 as published in the AIF, the Company created an “Optional Reserve Fund for Future Profit Distributions” on the amount of AR$ 2,443,140,742.68. In addition, we inform that the “Optional Reserve Fund for Future Profit Distributions” account was increased as a result of the resolution approved by the General Shareholders’ Meeting dated April 11th 2013 and the General and Special Shareholders’ Meetings dated April 29th 2014, April 23rd 2015, April 26th 2016 and April 28th 2017, which added to such account, the amount of AR$ 1,170,680,720.00; AR$ 1,911,651,322.50, AR$ 2,736,054,342.94, AR$ 3,903,591,780.29 and AR$ 5,371,581,684.69, respectively. In turn, the Shareholders’ Meetings held on April 29th 2014, April 23rd 2015, April 26th 2016 and April 28th 2017 resolved to separate a portion of such reserve fund equal to AR$ 596,254,288.56, AR$ 596,254,288.56, AR$ 643,019,330.80 and AR$ 701,475,633.60, respectively, in order to pay cash dividends. In the fiscal year 2016 such optional reserve fund was adjusted in AR$ 368,546,288.56, since the BCRA authorized the payment of a cash dividend of AR$ 227,708,000 for the year 2014, which was paid in March 2016. All the above-mentioned resolutions were published in the AIF in due time and manner according to law.

The Bank has no restrictions regarding the distribution of dividends as to the amount to be distributed having to comply with the provisions of Communication “A” 6464 of the BCRA.

d. (Item 5) Separate a portion of the optional reserve fund for future profit distributions in order to allow the application of AR$ 3,348,315,105 to the payment of a cash dividend, within 30 calendar days of its approval by the Shareholders’ Meeting. Delegate to the Board of Directors the power to determine the date of the effective availability to the Shareholders of the cash dividend.” Please inform the grounds for this motion and the reasonableness thereof, as well as any additional information you consider relevant in that connection.

As evidenced by the minutes of the Meeting of the Board of Directors held last March 8th and published in the AIF, the motion to separate a portion of the optional reserve fund for future profit distributions, in order to allow the application of AR$ 3,348,315,105 to the payment of a cash dividend, is grounded on the evolution of the results and the preservation of satisfactory liquidity and solvency indicators.

e. (Item 6) “Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2017 within the limits as to profits, pursuant to section 261 of Law 19550 and the Rules of the Comisión Nacional de Valores (Argentine Securities and Exchange Commission)”. Please provide proposal regarding the remuneration of the members of the Board for their work during the fiscal year 2017. Please inform the aggregate amount of remunerations to the Board and a breakdown by technical and administrative functions. Also, please inform the number of Board members that are paid a remuneration and how many of them are paid for technical and administrative tasks. Please further inform whether the remunerations of the Board include fees to the members of the Audit Committee. If so, please inform how many of them are also paid a remuneration for being members of such committee. Inform whether there are Directors employed by the Bank and, in case there are, please inform the salary amount paid in each case. Additionally, provide the amounts paid as Board fees for the fiscal years 2014, 2015 and 2016, following the same breakdown described above. Finally, confirm whether the aggregate amounts approved for the fiscal years 2016, 2015 and 2014 were AR$ 273,402,000, AR$ 207,714,000 and AR$ 143,930,000, respectively. All the above in order to be analyzed in connection with market values and the limits provided for under section 261 of the Argentine Business Company Law.

The proposed remuneration for the directors for the above mentioned fiscal year was made available to the public in due time and manner according to law through the publication of the proposed remuneration in the AIF, pursuant to the Rules of the Argentine Securities and Exchange Commission.

In the financial statements for the year ended 31 December 2017 the amount of AR$ 393,452,078 is recorded in the Statement of Income as fees payable to the Board of Directors. The proposed remuneration, as in previous years, does not exceed the limits established under section 261 of Law 19550.

All directors perform technical and administrative functions, except Messrs. Alejandro Fargosi, Martín Gorosito and Juan Martín Monge Varela.

The members of the Audit Committee are not paid any additional fees apart from those they are paid as directors.

As to the breakdown of the amount to be paid separately to each director, we shall comply in due time with all the provisions set forth in section 75 of Decree No. 1023/2013, as provided under the Interpretation Criterion No. 45 of the CNV.

The remuneration of the directors for the fiscal years 2016, 2015 and 2014 are evidenced in the minutes of the shareholders’ meetings that evaluated all aspects of such fiscal years, which were duly published in the AIF.

The Bank employs no member of the Board.

f. (Item 7) “Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended December 31st 2017.” Please provide proposal regarding this item including a breakdown of such proposed amount; a breakdown of such proposed amount by member of the Supervisory Committee and of any advance payment by member during the year 2017. In addition, please confirm whether the amounts paid as remuneration to the Supervisory Committee during the fiscal years 2016, 2015 and 2014 were AR$ 1,224,556, AR$ 981,605 and AR$ 852,879, respectively.

As to the breakdown of the amount to be paid separately to each member of the Supervisory Committee, we shall comply in due time with all the provisions set forth in section 75 of Decree No. 1023/2013, as provided under the Interpretation Criterion No. 45 of the CNV.

In the financial statements for the year ended 31 December 2017 the amount of AR$ 1,305,540 is recorded as fees payable to the members of the Supervisory Committee for their work as members of such committee during such fiscal year.

The remuneration of the members of the supervisory committee for the fiscal years 2016, 2015 and 2014 are evidenced in the minutes of the shareholders’ meetings that evaluated all aspects of such fiscal years, which were duly published in the AIF.

g. (Item 8) “Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2017”. Please provide the proposal of the remuneration to be paid to the independent auditor for the audit of the financial statements of the year 2017, indicating whether there were any changes in tasks as compared with those performed for the immediately preceding financial statements. If there is a considerable increase, please provide an explanation for such increase. Additionally, please confirm whether the amounts approved for the years 2016, 2015 and 2014 were AR$ 12,283,000, AR$ 9,449,000 and AR$ 7,440,000, respectively.

The remuneration to be paid to the independent auditor for the year ended 31 December 2017 amounts to AR$ 16,740,128 plus VAT and there has been no changes in tasks or functions compared to those performed for the immediately preceding financial statements.

The amounts actually paid as remunerations to the independent auditor for the fiscal years ended 31 December 2016, 2015 and 2014 arise from the minutes of the shareholders’ meeting dealing with such issues, which are available in the AIF.

h. (Item 9) “Appoint five regular directors who shall hold office for three fiscal years and one alternate director who shall replace and complete the term of office of Mr. Eliseo Félix Santi up to the end of the present fiscal year. In case an alternate director is appointed regular director, designate an alternate director to hold office for one fiscal year to fill the vacancy in such office”. Please provide information about the nominees proposed as members of the Board of Directors.

As evidenced by the relevant event published in the AIF last March 27th, on that date the shareholders Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo informed the Board that, in connection with the next General and Special Shareholders’ Meeting of the Bank, they intend to propose as regular directors, to hold office for three fiscal years, the designation of Ms. Constanza Brito, Delfín Jorge Ezequiel Carballo, Mario Luis Vicens and Guillermo Eduardo Stanley. Additionally, they informed that since Ms. Constanza Brito holds the office of alternate director, if she is finally designated regular director, they nominate to designate in her place Mr. Santiago Horacio Seeber, to hold office for one year, in order to fill such vacancy. Furthermore, on the same date we received a letter of the shareholder FGS-ANSES with the following proposal to be evaluated by the next shareholders’ meeting: (i) renewal of Mr. Juan Martín Monge Varela as regular director; and (ii) appointment of Mr. Alejandro Guillermo Chiti as alternate director to replace Mr. Eliseo Félix Santi.

i. (Item 10) “Establish the number and designate the regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year”. Please provide information regarding the members who shall compose the Supervisory Committee.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for April 27th 2018.

j. (Item 11) “Appoint the independent auditor for the fiscal year to end on December 31st 2018”. Please provide the relevant proposal for the designation of the independent auditor for the year 2018.

Pursuant to the sworn statements published in the AIF, the Accountants Norberto N. Nacuzzi and José Gerardo Riportella, members of the audit company Pistrelli, Henry Martin y Asociados S.R.L., shall be proposed as candidates to be designated as Regular Independent Auditor and Alternate Independent Auditor, respectively.

k. (Item 12) “Determine the Audit Committee’s budget.” Please inform the amount of the Budget for the Audit Committee for the year 2018, as well as the amounts actually paid under this description during the fiscal years ended 12/31/2017, 12/31/2016 and 12/31/2015. Finally confirm whether the amounts approved for the last 3 fiscal years were AR$ 984,000, AR$ 700,000 and AR$ 750,000.

The proposed budget of the Audit Committee shall be AR$ 1,384,000.

The amounts actually paid are as follows: (i) 2017: AR$ 821,189 (ii) 2016: AR$ 627,594; and (iii) 2015: AR$ 593,391.50.

The audit committee’s budget for each of the years ended December 31st 2017, 2016 and 2015 arise from the shareholders’ meetings that discussed all aspects regarding such fiscal years, which were duly published in the AIF.

l. (Item 13) “Extend of the maximum amount of the Bank’s Global Program of Negotiable Obligations of USD 1,500,000,000, approved by Resolution No. 18795 dated June 22nd 2017 issued by the Comisión Nacional de Valores (Argentine Securities Exchange Commission), to USD 2,500,000,000 or any lesser amount, at any time, as the Board of Directors shall determine. Delegate to the Board of Directors the necessary powers to perform all necessary acts and proceedings to obtain the authorization for the Program’s extension.” Please provide a report on the reasons for the extension of the Bank’s Global Program of Negotiable Obligations and the application of the amounts arising from possible issuances (whether investments, work plans or other current activities, debt payment, etc.). In addition, please explain the convenience of this financing source compared with other alternatives. If approved, please provide a draft of the prospectus of negotiable obligations including estimated data such as issuance date, term, exact amortization dates, payment dates, issuance amount, denomination currency, expected interest rates, interest calculation base, guarantees, price fixing and risk rating methods, and other elements to be included in the prospectus. Please provide a cash flow of the company evidencing the company’s payment capacity. On the other hand, please provide a detail description of the negotiable obligations programs currently in force, indicating their maximum issuance amount and the amount issued to date. Also, provide any other relevant information regarding this item that may allow us to analyze the reasonableness of the proposal. Please provide the names of the members of the Board proposed for the above-mentioned powers and the persons who shall be involved, as well as a short description of their present functions within the company.

The extension of the Bank’s Global Program of Negotiable Obligations to USD 2,500,000,000 is based on the fact that the Bank has already issued the equivalent to USD 860,000,000 over a total of USD 1,500,000,000 and, due to the possibility of issuing new series of negotiable obligations, we consider convenient to have an amount above the one presently authorized by the Shareholders’ Meeting. Note that the extension of the amount of such Program does not mean that we must issue, but it rather implies the possibility of doing so.

Please note that, as evidenced by the financial statements of the Bank, the issuance of Negotiable Obligations contributed to its growth and continuous improvement in profitability, allowing the extension of terms and funding source diversification.

All the information regarding the Bank’s Global Program of Negotiable Obligations and the application thereof is available in the AIF, under “Financial Information/ Prospectus”.

The Board shall in due time decide which board members shall exercise the powers delegated by the Shareholders’ Meeting to carry out all the necessary acts and proceedings aimed at obtaining the authorization for the extension of the amount of such program.

ll. (Item 14) “Extension of delegation of the necessary powers to the Board in order to (i) determine and establish all the terms and conditions of the Bank's Global Program of Negotiable Obligations, of each of the series to be timely issued under such Program and the negotiable obligations to be issued thereunder and (ii) carry out any other act or action related to such Program or the negotiable obligations to be issued thereunder. Authorization to the Board of Directors to sub-delegate to one or more of its members, or to the person they shall consider appropriate, the exercise of the powers described in paragraph (i) above.” Please provide the names of the members of the Board proposed for the sub-delegation of the powers mentioned in the preceding paragraph and the persons who shall be involved, as well as a short description of their present functions within the company. In addition, pursuant to the provisions of section 235, subsection 7 and, on the other hand, the provisions of section 1, subsection c) of Chapter II, Title II and section 44, subsection b) of Chapter V, Title II of the Rules and Regulations of the CNV (Rev. 2013), it is essential for this shareholder to know which would be the application of the funds derived from the possible issuances, in order to define the direction of the vote on the proposed delegation. In view of the above, please inform such names.

The delegation proposed herein is aimed at granting the Board flexibility to decide on the terms and conditions of the negotiable obligations to be issued under the current program, within the criteria established by the Shareholders’ Meeting, in accordance with the provisions of section 9 of the Negotiable Obligations Act No. 23576. Note it is about the renewal of a decision previously made by the Shareholders’ Meeting, since according to law such delegation has a maximum term of two years. As to the application of the proceeds of the possible placement of Negotiable Obligations to be issued, the Bank’s current Program indicates it shall be used for any of the purposes established under section 36 of the Negotiable Obligations Act No. 23576 and the rules and regulations of the BCRA.

m. (Item 15) Evaluation of the registration with the frequent issuer registry in order to be able to list the Bank's shares and/or negotiable obligations to be publicly offered by subscription pursuant to the Simplified System of the Argentine Securities Exchange Commission. Authorization to the Board of Directors to subdelegate to one or more of its members, or to the person they shall consider appropriate, the exercise of the powers leading to the above described registration.” Please provide information regarding the approval of the registration as frequent issuer. In particular, please provide supporting information on the figure of the frequent issuer within the capital market. Additionally, specify the benefits linked to the registration of the company as such. Finally, please inform the delegates and persons authorized to carry out the registration as well as any other information you my provide in this connection.

Pursuant to the provisions of General Resolution No. 721/2018 issued by the CNV, such entity applied the proceeding known as “Participatory Preparation of Rules” regarding the General Resolution Project on Frequent Issuer System (“FIR”). In the event such resolution is approved, we shall need a resolution of the Shareholders’ meeting for the Bank to enter to the Frequent Issuer Registry, and therefore we resolved to submit for consideration of the Shareholders’ Meeting the motion aimed at making the Bank subject to FIR. The entry to FIR would bring about the simplification of the public offering authorization processes carried out by the CNV, in order to be able to take the opportunities and advantages arising in the most favorable market situations. Being registered as Frequent Issuer shall not release the issuer from the necessary authorization from its corporate bodies.

n. (Item 16) Authorize any acts, proceedings and presentations to obtain the administrative approval and registration of the any resolutions adopted at the Shareholders’ Meeting. Please provide the names of the persons authorized as well as a detail description of the powers thereof.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for next April 27th.

Sincerely,

Gustavo Alejandro Manríquez

Attorney-in-fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 11, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer